

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 16, 2023

Min Jiang
Chief Executive Officer
SIPP International Industries, Inc.
69 Waterfall Blvd, The Ponds
Sydney, NSW 2769, Australia

> **Re: SIPP International Industries, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed September 28, 2023**
> **File No. 333-271830**

Dear Min Jiang:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 21, 2023 letter.

Amendment No. 5 to Registration Statement on Form S-1 filed September 28, 2023

Cover Page

1.   We note your response to prior comment 1. You indicate on the cover page that you are not required to obtain approval from the CSRC. In this regard, we note the disclosure on the cover page that "Based on the PRC Opinion, we are not currently required to obtain pre-approval from Chinese authorities, including the China Securities Regulatory Commission, or CSRC." Please revise your disclosure to clarify whether you are relying on an opinion of counsel in determining that you are not required to obtain approval or clearance from the CSRC. Please make similar revisions elsewhere that you discuss approval by the CSRC, such as your risk factors and cover page.

2.   We note your response to prior comment 2. Please reconcile the disclosure on the cover page that *"(a)t present, based on the PRC Opinion, our operations require the approval and or permission of Chinese authorities according to the PRC opinion ... involved in"*

with Exhibit 99.2.   Also, tell us how the disclosure on the cover page and on page 9 that *"(n)o offer issuance or sale of the Common Shares has been or will be made directly or indirectly within the PRC. Therefore, based on the PRC Opinion, it is not necessary that such documents be filed or recorded now with any Governmental Agency in the PRC"* is consistent with Exhibit 99.2.

Exhibits

3.   We note that you filed the legal opinion as exhibit 99.2 in response to prior comment 1. However, we note the use of the defined term, *PRC Subsidiaries*, in the third paragraph of the opinion and elsewhere in the opinion without explanation of what that term means. Please revise to clarify. In this regard, it appears that the diagram of the corporate structure of the registrant on page 2 of the amended Form S-1 refers to only one PRC subsidiary. Also, we note the use of the defined term, *Governmental Authorities,* in the third paragraph of the opinion without explanation of what that term means. Please revise to clarify. In addition, we note the use of the defined terms, *Governmental Authorizations* and *Government Authorities*, on page 2 of the opinion without explanations of what the terms mean. Please revise to clarify.

4.   We note your response to prior comment 3. However, the document filed as Exhibit 3.3 is still not a single complete copy of your articles. As previously requested, please file a complete copy of your Articles and Incorporation and bylaws as amended to date.

General

5.   We note the disclosure on page 5 that "[a]s the Administration Provisions and Measures have not yet come into effect, we are <u>currently unaffected</u> by them. However, it is uncertain when the Administration Provision and the Measures will take effect or if they will take effect as currently drafted." Please revise to update your disclosure to connect such discussion with your subsequent disclosure that the CSRC released the Trial Measures on February 17, 2023. Where you discuss that the Trial Measures "will come into effect on March 31, 2023," revise to clarify that they are in effect, if true, and ensure that your discussion of the relevant regulations is updated.

6.   We note the risk factor disclosure on pages 27-28 discussing the risks associated with cybersecurity, but such discussion does not appear to reflect current developments, including the Cybersecurity Measures that became effective on February 15, 2022, as you discuss on page 8 and elsewhere in your document. Your disclosure on page 28 also indicates that the measures issued on July 10, 2021 <u>are not effective</u>. Revise to ensure that your discussion is updated to reflect the recent state of Chinese law and regulation as it pertains to cybersecurity.

       Please contact Eiko Yaoita Pyles at 202-551-3587 or Ernest Greene at 202-551-3733 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Geoffrey Kruczek at 202-551-3641 with any other questions.

                                       Sincerely,

                                       Division of Corporation Finance
                                       Office of Manufacturing

cc: Matthew McMurdo